Exhibit 99.1

ASUR Reports 1Q21 Financial Results

Passenger traffic remains impacted by travel disruptions worldwide due to the COVID-19 pandemic

Mexico City, April 22, 2021 – Grupo Aeroportuario del Sureste, S.A.B. de C.V.  (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-month period ended March 31, 2021.

1Q21 Highlights1

•

Total passenger traffic declined 32.2% year over year (YoY), reflecting the impact of the pandemic, primarily since the second half of March 2020, but improved from the 44.9% and 70.2% declines reported in 4Q20 and 3Q20. By country of operations, 1Q21 traffic declined as follows:

•	36.2% in Mexico, reflecting declines of 19.3% in domestic traffic and 49.5% in international traffic
•	20.0% in Puerto Rico (Aerostar), down 15.0% in domestic traffic and 69.7% in international traffic
•	30.4% in Colombia (Airplan), with decreases of 27.2% in domestic and 49.0% in international traffic
•	Revenues declined 30.2% YoY to Ps.2,899.7 million. Excluding construction revenues, revenues declined 31.0%, 36.2% and 56.2% in 1Q21, 4Q20 and 3Q20.

•	Consolidated commercial revenues per passenger of Ps.107.9 in 1Q21
•	Consolidated EBITDA declined 42.0% YoY to Ps.1,592.5 million, but was above the Ps.1,330.9 million reported in 4Q20 and Ps.755.1 million in 3Q20.
•	Adjusted EBITDA Margin (excludes the effect of IFRIC 12) declined to 58.8% from 69.9% in 1Q20, but improved from the 54.6% reported in 4Q20 and 44.6% in 3Q20.
•	Closed the quarter with cash & cash equivalents of Ps.5,739.8 million and Net Debt-to-LTM EBITDA at 2.1x.
•	Principal debt payments of Ps.733.6 million, or 5.3% of Total Debt, mature in 9M21.
•	Subsequent to quarter-end, ASUR concluded Extraordinary Maximum Tariff Review Process in Mexico.

Table 1: Financial & Operational Highlights [1]
	First Quarter		% Chg
	2020	2021
Financial Highlights
Total Revenue	4,156,996	2,899,710	(30.2)
Mexico	2,825,205	1,909,929	(32.4)
San Juan	873,947	727,129	(16.8)
Colombia	457,844	262,652	(42.6)
Commercial Revenues per PAX	116.2	107.9	(7.1)
Mexico	135.2	123.6	(8.6)
San Juan	126.3	132.0	4.5
Colombia	51.9	43.5	(16.2)
EBITDA	2,743,530	1,592,545	(42.0)
Net Income	1,964,936	1,038,105	(47.2)
Majority Net Income	1,884,371	945,012	(49.9)
Earnings per Share (in pesos)	6.2812	3.1500	(49.9)
Earnings per ADS (in US$)	3.0730	1.5411	(49.9)
Capex	353,752	356,341	0.7
Cash & Cash Equivalents	7,784,257	5,739,798	(26.3)
Net Debt	7,481,477	8,707,718	16.4
Net Debt/ LTM EBITDA	1.8	2.1	20.2
Operational Highlights
Passenger Traffic
Mexico	8,019,902	5,118,866	(36.2)
San Juan	2,206,510	1,764,873	(20.0)
Colombia	2,669,633	1,857,285	(30.4)

1Q21 Earnings Call

Date & Time: Friday, April 23, 2021 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-866-548-4713 (US & Canadá); 1-323-794-2093 (Internacional y México); Access Code: 6534124

Replay: Friday, April 23, 2021 at 1:00 PM US ET, ending at 11:59 PM US ET on Friday, April 30, 2021. Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 6534124

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three-month period ended March 31, 2021, and the equivalent three-month period ended March 31, 2020. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.20.4400 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP178.8700 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 20 of this report.

ASUR 1Q21 Page 1 of 27

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

The United States Centers for Disease Control and Prevention (CDC) has expanded the requirement for negative COVID-19 tests to all air passengers entering the US as of January 26, 2021. According to the CDC, pre- and post-trip testing is a critical layer in slowing the introduction and spread of COVID-19. This strategy is consistent with the current phase of the pandemic and intended to more effectively protect the health of US citizens. Within three days of departure to the United States, passengers are required to obtain a viral test and provide the airline on which they are traveling written documentation of their negative test result or documentation that evidences that they have recovered from COVID-19. Additionally, the CDC recommends that passengers who tested negative before their flight get tested again 3 to 5 days after arrival in the US and self-quarantine for 7 days after their arrival. Beginning January 7, 2021, Canada has established similar testing requirements for air passengers travelling to the country. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021. As of April 2, 2021, CDC guidelines specify that fully vaccinated travelers and those who recovered from COVID-19 in the past 3 months do not need to get tested before or after travel or self-quarantine, unless their destination so requires. Several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Merida, Veracruz and Oaxaca.

In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR’s subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced passenger volumes.

To further strengthen health controls on arrival, starting July 15, 2020, the Governor of Puerto Rico began implementing the following additional measures: All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), to be released from quarantine (estimated to take between 24-48 hours).

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through September 15, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020 until September 1, 2020. Consequently, ASUR’s commercial aviation operations at the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa, El Caraño in Quibdó and Las Brujas in Corozal airports were suspended starting as of such dates.

Starting September 1, 2020, the following airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia: José María Córdova in Rionegro, Enrique Olaya Herrera in Medellín and Los Garzones in Montería. Antonio Roldán Betancourt in Carepa and El Caraño in Quibdó airports restarted operations on September 21, 2020, while Las Brujas in Corozal airport restarted on October 2, 2020. International flights were allowed by the government starting September 16, 2020 with the Rionegro Airport resuming international flights on September 19, 2020. Passengers on incoming international flights must submit negative results of a COVID19 test taken within 96 hours of their departure to be allowed to board their flight and to enter the country.

Mexico and/or the United States may issue, and Colombia may re-issue, flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in ASUR’s operations.

ASUR 1Q21 Page 1 of 27

Impact of COVID-19 on ASUR’s 1Q21 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry and governments have introduced travel bans and restrictions. As a result, passenger traffic in ASUR’s three countries of operations began to decline in the second half of March 2020 and continued to decline dramatically throughout ASUR’s airport network in the following months, although year-on-year declines have been progressively smaller since June 2020.  The table below shows the YoY change in passenger traffic during 1Q21:

  YoY Change in Passenger Traffic During 1Q21

Region	Jan	Feb	Mar	Total
Mexico	(44.1%)	(53.4%)	0.2%	(36.2%)
Domestic Traffic	(29.7%)	(36.4%)	17.8%	(19.3%)
International Traffic	(55.6%)	(65.7%)	(15.0%)	(49.5%)
Puerto Rico	(40.1%)	(39.3%)	42.9%	(20.0%)
Domestic Traffic	(37.2%)	(34.9%)	51.9%	(15.0%)
International Traffic	(68.5%)	(79.6%)	(54.7%)	(69.7%)
Colombia	(45.4%)	(44.7%)	22.0%	(30.4%)
Domestic Traffic	(43.6%)	(41.2%)	26.9%	(27.2%)
International Traffic	(55.7%)	(65.0%)	(7.8%)	(49.0%)
Total	(43.7%)	(49.2%)	11.3%	(32.2%)
Domestic Traffic	(35.9%)	(37.5%)	28.7%	(20.5%)
International Traffic	(56.2%)	(66.2%)	(15.9%)	(50.2%)

Ensuring the Well-being of Employees

ASUR has established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports it operates. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. The Company has also implemented a remote working policy for staff where possible.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 1Q21 with a solid financial position, with cash and cash equivalents totaling Ps.5,739.8 million and Ps.13,737.5 million in Total Debt, including Ps.124.8 million in principal payments due in the next quarter, which represent 0.9% of Total Debt, while 5.3% of Total Debt will mature in the following nine months of 2021.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Liquidity Position as of March 31, 2021

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Apr – Dec 2021)
Mexico	4,662,548	3,972,155	321,521	3,650,634	320,000
Puerto Rico	811,317	7,150,822	443,746	6,707,076	221,574
Colombia	265,933	2,614,474	200,313	2,414,161	192,010
Total	5,739,798	13,737,451	965,580	12,771,871	733,584

ASUR 1Q21 Page 3 of 27

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of March 31, 2021

Figures in thousands of Mexican Pesos

Region of Operation	2021	2022	2023	2024	2025/2034
Mexico	320,000	2,900,000	640,000	120,000	0
Puerto Rico [1]	221,574	239,344	262,703	289,377	6,185,389
Colombia [2]	192,010	233,689	270,588	332,085	996,240
Total	733,584	3,373,033	1,173,291	741,462	7,181,629
[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.20.4400= US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP178.8700=Ps.1.00
Note: Figures only reflects principal payments.

The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of March 31, 2021

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements

Mexico	2,488,776	253,331	9.1(1)	3.0
Puerto Rico	1,257,908	649,404	1.9(2)	1.0
Colombia	63,815	406,241	0.2(3)(4)	1.2
Total	3,810,499	1,308,976	2.9 (5)

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1,257.9 million and LTM Debt Service was Ps.649.4 million

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.63.8 million and Debt Service was Ps.406.2 million.

4 A waiver is granted for the breach of the Debt Coverage Ratio indicator from until March 31, 2022

5 A waiver is granted for non-compliance with the indicator for 1Q21.

Accounts Receivables

Starting in mid-March of 2020, some of the airlines and other clients and tenants that operate in ASUR’s airports asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

Accounts Receivable as of March 31, 2021

Figures in Thousands of Mexican Pesos

Region	1Q20	1Q21	% Chg
Mexico	791,194	758,495	(4.1)
Puerto Rico	480,563	562,304	17.0
Colombia	86,470	84,378	(2.4)
Total	1,358,227	1,405,177	3.5

Note: Net of allowance for bad debts.

Cost Reduction Initiatives

ASUR has introduced cost reduction initiatives across its three countries of operations. Most of the Company’s cost structure is fixed, except for concession fees across operations and the technical assistance fee in Mexico, which are both variable costs. The impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

ASUR 1Q21 Page 4 of 27

1Q21 Passenger Traffic

During 1Q21, total passenger traffic at ASUR declined 32.2% YoY to 8.7 million passengers, reflecting the impact of the COVID-19 crisis on travel, starting mid-March 2020. Traffic improved from the 44.9% and 70.2% declines reported in 4Q20 and 3Q20, respectively. By geography, traffic declined 36.2% in Mexico, 20.0% in Puerto Rico, and 30.4% in Colombia.

The 36.2% YoY decline in passenger traffic in Mexico reflects declines of 19.3% in domestic traffic and 49.5% in international traffic. All of ASUR’s Mexican airports remain open and operating at this time.

Traffic in Puerto Rico declined 20.0% YoY, reflecting decreases of 15.0% in domestic traffic and 69.7% in international traffic. In Puerto Rico, the Federal Aviation Administration (FAA) has accepted the request of the Governor of Puerto Rico that all flights bound for Puerto Rico first land at Luis Muñoz Marín Airport in San Juan, which is operated by ASUR’s subsidiary, Aerostar, and that inbound passengers be examined by representatives of the Puerto Rico Department of Health.  Inbound passengers are also subject to a mandatory two-week quarantine, subject to exception with COVID-19 testing, as described above. As a result, LMM Airport remains open and operating albeit with substantially reduced passenger volumes. Due to government restrictions, only essential commercial spaces are open.

Colombia reported a 30.4% YoY decline in total traffic, resulting from decreases of 27.2% and 49.0% in domestic and international traffic, respectively. Commercial flight operations resumed, as part of a gradual reestablishment of domestic commercial flights in Colombia, on September 1, 2020 at José María Córdova Airport in Rionegro, Enrique Olaya Herrera Airport in Medellín, and Los Garzones Airport in Montería. Antonio Roldán Betancourt Airport in Carepa and El Caraño Airport in Quibdó restarted operations on September 21, while Las Brujas Airport in Corozal restarted on October 2, 2020. The Colombian government reestablished international flights on September 16, with flights at Rionegro Airport resuming on September 19, 2020.

Tables with detailed passenger traffic information for each airport can be found on page 22 of this report.

Table 2: Passenger Traffic Summary

	First Quarter		% Chg
	2020	2021
Total Mexico	8,019,902	5,118,866	(36.2)
- Cancun	5,953,638	3,885,066	(34.7)
- 8 Other Airports	2,066,264	1,233,800	(40.3)
Domestic Traffic	3,537,359	2,853,039	(19.3)
- Cancun	1,802,860	1,746,176	(3.1)
- 8 Other Airports	1,734,499	1,106,863	(36.2)
International Traffic	4,482,543	2,265,827	(49.5)
- Cancun	4,150,778	2,138,890	(48.5)
- 8 Other Airports	331,765	126,937	(61.7)
Total San Juan, Puerto Rico	2,206,510	1,764,873	(20.0)
Domestic Traffic	2,002,686	1,703,144	(15.0)
International Traffic	203,824	61,729	(69.7)
Total Colombia	2,669,633	1,857,285	(30.4)
Domestic Traffic	2,271,673	1,654,428	(27.2)
International Traffic	397,960	202,857	(49.0)
Total Traffic	12,896,045	8,741,024	(32.2)
Domestic Traffic	7,811,718	6,210,611	(20.5)
International Traffic	5,084,327	2,530,413	(50.2)

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

ASUR 1Q21 Page 5 of 27

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	First Quarter		% Chg
	2020	2021
Total Revenues	4,156,996	2,899,710	(30.2)
Aeronautical Services	2,296,072	1,655,678	(27.9)
Non-Aeronautical Services	1,628,495	1,050,943	(35.5)
Total Revenues Excluding Construction Revenues	3,924,567	2,706,621	(31.0)
Construction Revenues	232,429	193,089	(16.9)
Total Operating Costs & Expenses	2,016,619	1,612,193	(20.1)
Other Revenues	123,741		n/a
Operating Profit	2,264,118	1,287,517	(43.1)
Operating Margin	54.5%	44.40%	(1006 bps)
Adjusted Operating Margin [1]	57.7%	47.57%	(1012 bps)
EBITDA	2,743,530	1,592,545	(42.0)
EBITDA Margin	66.00%	54.92%	(1108 bps)
Adjusted EBITDA Margin [2]	69.91%	58.84%	(1107 bps)
Net income	1,964,936	1,038,105	(47.2)
Net income majority	1,884,371	945,012	(49.9)
Earnings per Share	6.2812	3.1500	(49.9)
Earnings per ADS in US$	3.0730	1.5411	(49.9)

Total Commercial Revenues per Passenger [3]	116.2	107.9	(7.1)
Commercial Revenues	1,509,462	951,853	(36.9)
Commercial Revenues from Direct Operations per Passenger [4]	18.5	18.5	0.0
Commercial Revenues Excluding Direct Operations per Passenger	97.7	89.4	(8.5)

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores

Consolidated Revenues

Consolidated Revenues for 1Q21 declined 30.2% YoY, or Ps.1,257.3 million, to Ps.2,899.7 million, mainly reflecting the following decreases:

•

35.5% in revenues from non-aeronautical services to Ps.1,050.9 4 million. Mexico contributed Ps.732.2 million, while Puerto Rico and Colombia accounted for Ps.234.8 million and Ps.83.9 million, respectively;

•

27.9% in revenues from aeronautical services to Ps.1,655.7 million. Operations in Mexico contributed Ps.1,070.0 million, while Puerto Rico and Colombia contributed Ps.462.0 million and Ps.176.7 million, respectively; and

•

16.9%, or Ps.39.3 million, in construction services revenues to Ps.193.1 million. This was mainly due to completion of construction refurbishments in Puerto Rico, partially offset by the execution of construction works at the Cancun and Merida airports, in line with the Master Development Plan in Mexico.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have declined 31.0% YoY to Ps.2,706.6 million. This compares with the YoY declines of 36.2% and 56.2% reported in 4Q20 and 3Q20, respectively.

Excluding revenues from construction services, Mexico accounted for 64.1% of total revenues in 1Q21, while Puerto Rico and Colombia represented 25.7% and 1.7%, respectively.

Commercial Revenues in 1Q21 declined 36.9% YoY to Ps.951.9 million, mainly reflecting the 30.6% decline in passenger traffic. Commercial revenues in Mexico declined 41.6% YoY to Ps.635.8 million. In addition, commercial revenues in Puerto Rico declined 16.4% YoY to Ps.232.9 million and in Colombia by 41.2% to Ps.83.2 million.

ASUR 1Q21 Page 6 of 27

Commercial Revenues per Passenger was Ps.107.9 in 1Q21, compared to Ps.116.2 in 1Q20.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses during 1Q21, including construction costs, declined 20.1% YoY, or Ps.404.0 million, to Ps.1,612.2 million.

Excluding construction costs, operating costs and expenses declined 20.5% YoY, or Ps.365.1 million, mainly due to the following variations:

•

Mexico: declined 9.9%, or Ps.89.1 million, mainly due to lower technical assistance and concession fees together with savings in energy and maintenance expenses, as well as lower cost of sales from directly operated stores. This was partially offset by a reversal in taxes at Merida Airport in 1Q20.

•

Puerto Rico: declined 40.5%, or Ps.230.7 million, principally reflecting the reimbursement of Ps.186.9 million of expenses through a grant under the CARES Act. Costs also benefited from energy savings of Ps.15.0 million together with declines of Ps.7.5 million and Ps.3.6 million in security and maintenance costs, respectively. Excluding a non-recurring benefit of Ps.123.7 million in 1Q20 from insurance recoveries in connection with Hurricane Maria, 1Q21 costs would have declined 51.5% YoY.

•

Colombia: declined 14.6%, or Ps.45.3 million, mainly due to a decrease of 44.2%, or Ps.39.3 million, in concession fees. A decline of 4.0%, or Ps.4.1 million, in cost of services along with decreases of Ps.5.3 million in maintenance costs and Ps.3.6 million in duties and taxes, also contributed to lower costs, partially offset by a Ps.5.5 million increase in professional fees.

Cost of Services declined 28.0%, or Ps.250.0 million, principally due to a 66.1%, or Ps.231.0 million, YoY decline in Puerto Rico, mainly reflecting the reimbursement of Ps.186.9 million of expenses through a grant under the CARES Act, as discussed above. In addition, cost of services declined 3.4% in Mexico, mainly reflecting savings in energy and maintenance expenses, together with lower cost of sales at stores operated directly by ASUR, partially offset by a tax reversal at Merida Airport in 1Q20. Colombia also contributed with 4.1% decline principally due to savings in maintenance, energy, security, and professional fees.

Construction Costs declined 16.9% YoY, or Ps.39.3 million. This was mainly driven by a YoY decline of 69.5%, or Ps.68.9 million in Puerto Rico, partially offset by increases of 21.6%, or Ps.28.6 million, in Mexico, and 78.7%, or Ps.0.9 million, in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, declined 3.0% YoY.

Consolidated Technical Assistance declined 41.9% YoY, mainly reflecting lower EBITDA in Mexico in 1Q21.

Concession Fees declined 32.5% YoY, principally reflecting decreases of 32.0% in Mexico, 44.2% in Colombia and 6.3% in Puerto Rico, mainly due to a decline in revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 2.0%, or Ps.9.6 million, principally due to an increase of 5.3%, or Ps.9.2 million, in Mexico due to higher investments.

Consolidated Operating Profit (Loss) and EBITDA

In 1Q21, ASUR reported a Consolidated Operating Profit of Ps.1,287.5 million resulting in an Operating Margin of 44.4%, compared to Operating Profit of Ps.2,264.1 million and a 54.5% margin in 1Q20. This was mainly the result of the negative impact of COVID-19 on passenger travel, partially offset by overall cost reduction initiatives and the reimbursement of expenses through a grant under the CARES Act in Puerto Rico.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit divided by total revenues less construction services revenues, was 47.6% in 1Q21 compared with 57.7% in 1Q20.

EBITDA declined 42.0%, or Ps.1,151.0 million, to Ps.1,592.5 million in 1Q21, compared with Ps.2,743.5 million in 1Q20. By country of operations, EBITDA decreased YoY by Ps.842.7 million to Ps.1,126.1 million in Mexico, by Ps.155.2 million to Ps.156.7 million in Puerto Rico and by Ps.153.0 million to Ps.109.8 million in Colombia. Consolidated EBITDA margin in 1Q21 was 54.9% compared to 66.0% in 1Q20.

ASUR 1Q21 Page 7 of 27

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 58.8% in 1Q21, compared to 69.9% in 1Q20. This compares with Adjusted EBITDA margins of 54.6% and 44.6% in 4Q20 and 3Q20.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	First-Quarter		% Chg
	2020	2021
Interest Income	81,184	35,270	(56.6)
Interest Expense	(270,670)	(225,165)	(16.8)
Foreign Exchange Gain (Loss), Net	536,670	52,687	(90.2)
Total	347,184	(137,208)	n/a

In 1Q21 ASUR reported a Ps.137.2 million Consolidated Comprehensive Financing Loss, compared to a Ps.347.2 million gain in 1Q20.

During 1Q21 ASUR reported a foreign exchange gain of Ps.52.7 million, resulting from the 2.2% quarterly average depreciation of the Mexican peso against the U.S. dollar (2.7% quarter-end depreciation) during the period together with a U.S. dollar net asset position. This compares to a Ps.536.7 million foreign exchange gain in 1Q20 resulting from the 6.1% quarterly average depreciation of the Mexican peso (24.5% quarter-end depreciation) on a U.S. dollar net asset position.

Interest expense declined Ps.45.5 million, or 16.8% YoY, mainly driven by a decline of Ps.32.2 million, or 32.9%, in interest payments in Mexico reflecting a lower TIIE interest rate. A decline of Ps.15.1 million, or 25.1% in interest expenses in Colombia also contributed to the drop in interest expenses. Interest income declined by 56.6%, or Ps.45.9 million YoY reflecting the lower interest rates and a lower cash balance position.

Income Taxes

Income Taxes for 1Q21 declined Ps.534.2 million YoY, principally due to the combination of the following decreases:

•	Ps.447.1 million in income taxes, reflecting mainly a lower taxable income base in Mexico and Colombia resulting mainly from the negative impact of COVID-19 on revenues.

•

Ps.87.0 million in deferred income taxes. This mainly reflects a Ps.62.1 million decline in deferred income taxes in Mexico, mainly related to the Cancun, Merida and Oaxaca airports reflecting a lower tax benefit, and a Ps.25.5 million tax benefit in Colombia.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.945.0 million for 1Q21, compared to Ps.1,884.4 million in 1Q20. This resulted in earnings per common share of Ps.3.1500, or earnings per ADS of US$1.5411 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.6.2812 and earnings per ADS of US$3.0730 for the same period last year.

Net Income (Loss)

ASUR reported Net Income of Ps.1,038.1 million in 1Q21, compared to Net Income of Ps.1,964.9 million in 1Q20, a YoY decline of 47.2%, or Ps.926.8 million.

Consolidated Financial Position

On March 31, 2021, airport concessions represented 85.3% of the Company’s total assets, with current assets representing 13.9% and other assets representing 0.8%.

As of March 31, 2021, the Company had cash and cash equivalents of Ps.5,739.8 million, a 10.5% increase from Ps.5,192.6 million at December 31, 2020. Mexico and Puerto Rico contributed with increases of Ps.604.1 million and Ps.6.7 million, respectively while Colombia reported a decline of Ps.63.6 million in cash and cash equivalents.

As of March 31, 2021, the valuation of ASUR’s investment in Aerostar (Puerto Rico), in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net

ASUR 1Q21 Page 8 of 27

intangible asset of Ps.5,948.9 million, ii) goodwill of Ps.976.5 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.594.9 million, and iv) a minority interest of Ps.5,378.6 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan (Colombia), in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2021: i) the recognition of a net intangible asset of Ps.1,228.0 million, ii) goodwill of Ps.1,603.5 million, iii) deferred taxes of Ps.201.5 million, and iv) Ps.556.4 million from the recognition of bank loans at fair value.

Stockholders’ equity at March 31, 2021 was Ps.43,043.2 million and total liabilities were Ps.18,279.6 million, representing 70.2% and 29.8% of total assets, respectively. Deferred liabilities represented 17.2% of ASUR’s total liabilities.

Total Debt at quarter-end declined 1.2% to Ps.13,737.5 from Ps.13,900.4 million on December 31, 2020. This mainly reflects payment of principal and interest of Ps.327.7 million in Puerto Rico and Ps.109.1 million in Colombia. On March 31, 2020, 28.9% of ASUR’s total debt was denominated in Mexican pesos, 52.1% in U.S. Dollars (at Aerostar in Puerto Rico) and 19.0% in Colombian pesos.

Principal payments of Ps.124.8 million, or 0.9% of Total Debt, mature in 2Q21, with 5.3% of Total Debt maturing in the remaining nine months of 2021.

LTM Net Debt-to-LTM EBITDA stood at 2.1x at the close of 1Q21, while the Interest Coverage ratio was 2.9x. This compares with LTM Net Debt-to-LTM EBITDA of 0.7x and an Interest Coverage Ratio of 6.9x at March 31, 2020.

Table 5: Consolidated Debt Indicators

	March 31, 2020	December 31, 2020	March 31, 2021
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.5	2.8	3.7
Total Net Debt/ LTM EBITDA (Times) [2]	0.7	1.8	2.1
Interest Coverage Ratio [3]	6.9	3.5	2.9
Total Debt	15,265,734	13,900,346	13,737,451
Short-term Debt	456,026	1,138,750	965,580
Long-term Debt	14,809,708	12,761,596	12,771,871
Cash & Cash Equivalents	7,784,257	5,192,628	5,739,798
Total Net Debt [4]	7,481,477	8,707,718	7,997,653

[1] The Total Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities, minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

ASUR 1Q21 Page 9 of 27

Table 6: Consolidated Debt Profile (millions)*

	Airport	Payment of principal	Currency	Interest Rate	2021	2022 /23	2022 /23	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	TIIE + 1.25%	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	TIIE + 1.25%	320.0	1,540.0	120.0	1,980.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	5.75%	4.8	21.5	277.2	303.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	6.75%	0.7	3.1	39.6	43.4
1 Yr-Revolver	San Juan	To the expiration	US$	Prime minus 0.5%	-	10.0	-	10.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	10,125.0	30,750.0	81,000.0	121,875.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	6,884.0	20,910.0	55,077.0	82,871.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	6,884.0	18,450.0	48,600.0	73,125.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	6,075.0	7,585.0	19,980.0	30,063.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	2,498.0	7,585.0	19,980.0	30,063.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	2,498.0	1,640.0	4,320.0	6,500.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	540.0	1,640.0	4,320.0	6,500.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	540.0	1,640.0	4,320.0	6,500.0
10 Months-Treasury Loan [2]	Colombia	Qtly. Amort.	$COP	DTF[1] + 1,70	4,645.0	-	-	4,645.0

*Expressed in the original currency of each loan.

Note: the syndicated loans in Mexico incurred in October 2017, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years.

1 DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

2 In September 2020, Airplan in Colombia incurred a Ps.67.1 million loan with a 10-month term.

Capital Expenditures

During 1Q21, ASUR made capital expenditures of Ps.356.3 million. Of this amount, Ps.324.7 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.30.9 million were invested by Aerostar in Puerto Rico, and Ps.0.7 million by Airplan in Colombia. This compares with Ps.353.8 million invested in 1Q20, of which Ps.238.9 million was invested in Mexico, Ps.113.7 million in Puerto Rico and Ps.1.2 million in Colombia.

ASUR 1Q21 Page 10 of 27

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	First-Quarter		% Chg
	2020	2021
Total Passengers (in thousands)	8,057	5,146	(36.1)

Total Revenues	2,825,205	1,909,929	(32.4)
Aeronautical Services	1,487,304	1,016,955	(31.6)
Non-Aeronautical Services	1,205,749	732,221	(39.3)
Construction Revenues	132,152	160,753	21.6
Total Revenues Excluding Construction Revenues	2,693,053	1,749,176	(35.0)

Total Commercial Revenues	1,089,250	635,774	(41.6)
Commercial Revenues from Direct Operations	178,986	109,580	(38.8)
Commercial Revenues Excluding Direct Operations	910,264	526,194	(42.2)

Total Commercial Revenues per Passenger	135.2	123.6	(8.6)
Commercial Revenues from Direct Operations per Passenger [1]	22.2	21.3	(4.2)
Commercial Revenues Excluding Direct Operations per Passenger	113.0	102.3	(9.5)
Note: For purpose of this table, approximately 36.9 and 27.0 thousand transit and general aviation passengers are included in 1Q20 and 1Q21, respectively.
[1] Represents ASUR’s operations in convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 1Q21 declined 32.4% YoY to Ps.1,909.9 million.

Excluding construction, revenues declined 35.0% YoY, reflecting decreases of 31.6% in revenues from aeronautical services and 39.3% in revenues from non-aeronautical services, principally due to the 36.1% decline in passenger traffic attributable to COVID-19. The YoY 35.0% decline in revenues excluding construction in 1Q21, compares with YoY declines of 37.4% and 61.3% reported in 4Q20 and 3Q20, respectively.

Commercial Revenues declined 41.6% YoY, principally reflecting the 36.1% contraction in passenger traffic, as shown in Table 8. Commercial Revenues per Passenger for 1Q21 were Ps.123.6 compared to Ps.135.2 in 1Q20.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of 8 new commercial spaces, five of which are at Cancun Airport, two at Merida Airport, and one at Oaxaca Airport. More details of these openings can be found on page 23 of this report.

Table 8: Mexico Commercial Revenue Performance		Table 9: Mexico Summary Retail and Other Commercial Space Opened since March 31,2020
Business Line	YoY Chg	Type of Commercial Space [1]	# Of Spaces Opened
	1Q21
Duty Free	(47.5%)	Cancun	5
Retail	(41.3%)	Car rental	4
Car rental	(25.6%)	Others revenues	1
Banks and foreign exchange	(43.2%)	8 Others airports	3
Advertising	(41.2%)	Car rental	3
Teleservices	0.0%	Mexico	8
Ground Transportation	(35.7%)
Food and Beverage	(38.6%)
Car parking	(40.2%)
Other revenues	(49.6%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Total Commercial Revenues	(41.6%)
ASUR 1Q21 Page 11 of 27

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	First Quarter		% Chg
	2020	2021
Cost of Services	440,705	425,830	(3.4)
Administrative	63,953	62,063	(3.0)
Technical Assistance	103,615	59,229	(42.8)
Concession Fees	115,963	78,829	(32.0)
Depreciation and Amortization	178,555	187,790	5.2
Operating Costs and Expenses Excluding Construction Costs	902,791	813,741	(9.9)
Construction Costs	132,152	160,753	21.6
Total Operating Costs & Expenses	1,034,943	974,494	(5.8)

Total Mexico Operating Costs and Expenses for 1Q21 declined 5.8% YoY, principally reflecting declines of Ps.44 million in technical assistance fees, Ps.37.1 million in concession fees and Ps.14.9 million in cost of services. This was partially offset by a Ps.28.6 million increase in construction costs.

Excluding construction costs, operating costs and expenses declined 9.9% to P.813.7 million, mainly reflecting lower technical assistance and concession fees. Decreases in cost of energy and maintenance expenses, as well as lower cost of sales at stores operated by ASUR also contributed to lower costs.

Cost of Services declined 3.4% YoY, mainly reflecting savings in energy and maintenance expenses, together with lower cost of sales at stores operated directly by ASUR. This partially offset by a tax reversal at Merida Airport in 1Q20.

Administrative Expenses declined 3.0% YoY.

The 42.8% decline in the Technical Assistance fee paid to ITA reflects lower EBITDA in Mexico, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, declined 32.0%, mainly as a result of the reduction in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 5.2% YoY, reflecting higher investments to date as well as the impact from the recognition of lease accounting, per IFRS 16.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2020	2021
Interest Income	78,664	34,041	(56.7)
Interest Expense	(97,697)	(65,508)	(32.9)
Foreign Exchange Gain (Loss), Net	537,311	52,704	(90.2)
Total	518,278	21,237	(95.9)

ASUR’s Mexico operations reported a Ps.21.2 million Comprehensive Financing Gain in 1Q21, compared to a Ps.518.3 million gain in 1Q20. This was mainly due to a lower foreign exchange gain in 1Q21 which amounted to Ps.52.7 million, resulting from the 2.2% average quarterly depreciation of the Mexican peso (2.7% at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares with a Ps.537.3 million foreign exchange depreciation in 1Q20, resulting from the 6.1% average quarterly depreciation of the Mexican peso during that period (24.5% at quarter-end) and a foreign currency net asset position.

Interest expense decreased 32.9% YoY reflecting a lower TIIE interest rate and a decline in the debt balance, partially offsetting the 56.7% YoY reduction in interest income.

ASUR 1Q21 Page 12 of 27

Mexico Operating Profit (Loss) and EBITDA

Table 12: Mexico Profit & EBITDA
	First Quarter		% Chg
	2020	2021
Total Revenue	2,825,205	1,909,929	(32.4)
Total Revenues Excluding Construction Revenues	2,693,053	1,749,176	(35.0)
Operating Profit	1,790,262	935,435	(47.7)
Operating Margin	63.4%	49.0%	(1439 bps)
Adjusted Operating Margin [1]	66.5%	53.5%	(1300 bps)
Net Profit [2]	1,700,770	831,550	(51.1)
EBITDA	1,968,817	1,126,110	(42.8)
EBITDA Margin	69.7%	59.0%	(1073 bps)
Adjusted EBITDA Margin [3]	73.1%	64.4%	(873 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes gains from the participation of Aerostar in Puerto Rico of Ps.164.8 million and Ps.149.8 million in 1Q21 and 1Q20, respectively, and for Airplan in Colombia of Ps.14.5 million and Ps.83.8 million in 1Q21 and 1Q20, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.935.4 million in 1Q21, resulting in an Operating Margin of 49.0%. This compares with an Operating Profit of Ps.1,790.3 million and Operating Margin of 63.4% in 1Q20.

Adjusted Operating Margin in 1Q21, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 53.5% in 1Q21, compared to 66.5% in 1Q20, but improved from the 50.9% achieved in 4Q20.

EBITDA declined by Ps.842.7 million, to Ps.1,126.1 million in 1Q21 from Ps.1,958.8 million in 1Q20. EBITDA margin in 1Q21 was 59.0%, compared with 69.7% in 1Q20. During 1Q21, ASUR’s operations in Mexico recognized Ps.160.8 million in “Construction Revenues,” compared with Ps.132.2 million in 1Q20, reflecting higher capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin in 1Q21, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 64.4% in 1Q21, compared with 73.1% in 1Q20. This also compares with the 62.3% and 48.7% reported in 4Q20 and 3Q20, respectively.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of March 31, 2021, totaled Ps.1,074.2 million, with an average tariff per workload unit of Ps.201.1 (December 2020 pesos), accounting for approximately 61.4% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 1Q21, ASUR’s operations in Mexico made capital investments of Ps.324.7 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capital expenditures of Ps.238.9 million in 1Q20.

ASUR 1Q21 Page 13 of 27

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three-month periods ended March 31, 2020 and 2021.

As of March 31, 2021, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,948.9 million, ii) goodwill of Ps.976.5 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.594.9 million, and iv) a minority interest of Ps.5,378.6 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Total Passenger	2,207	1,765	(20.0)

Total Revenues	873,947	727,129	(16.8)
Aeronautical Services	493,590	462,024	(6.4)
Non-Aeronautical Services	281,238	234,838	(16.5)
Construction Revenues	99,119	30,267	(69.5)
Total Revenues Excluding Construction Revenues	774,828	696,862	(10.1)

Total Commercial Revenues	278,659	232,888	(16.4)
Commercial Revenues from Direct Operations	61,639	53,826	(12.7)
Commercial Revenues Excluding Direct Operations	217,020	179,062	(17.5)

Total Commercial Revenues per Passenger	126.3	132.0	4.5
Commercial Revenues from Direct Operations per Passenger [1]	27.9	30.5	9.2
Commercial Revenues Excluding Direct Operations per Passenger	98.4	101.5	3.2
Figures in pesos at the average exchange rate Ps.20.3407 = US$1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 1Q21 declined 16.8% YoY to Ps.721.1 million.

Excluding construction services, revenues declined 10.1%, mainly due to the following YoY decreases:

•	6.4% in revenues from aeronautical services;
•	16.5% in revenues from non-aeronautical services, principally due to the 20.0% decline in passenger traffic; and
•	69.5% in construction services revenues reflecting lower capital investments in 1Q21.

The 10.1% YoY decline in revenues excluding construction in 1Q21, compares with declines of 19.3% and 18.0% reported 4Q20 and 3Q20, respectively.

Commercial Revenues per Passenger reached Ps.132.8 in 1Q21, compared with Ps.126.3 in 1Q20, as the average exchange rate of the Mexican peso against the US dollar was Ps.20.3 in 1Q21 and Ps.20.0 in 1Q20.

One commercial space was opened at LMM Airport over the last 12 months, as shown in Table 15. More details can be found on page 23 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 1Q21 Page 14 of 27

Table 14: Puerto Rico Commercial Revenue Performance		Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since March 31, 2020
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q21
Duty Free	2.1%	Others revenues	1
Retail	(9.9%)
Car rentals	(16.1%)
Banks and foreign exchange	(4.1%)
Advertising	(9.7%)
Ground Transportation	(42.9%)	Total Commercial Spaces	1
Food and beverage	(41.1%)
Car parking	(13.0%)
Others revenues	(41.8%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Total Commercial Revenues	(16.4%)

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Cost of Services	349,318	118,309	(66.1)
Concession Fees	37,330	34,965	-6.3
Depreciation and Amortization	183,650	186,285	1.4
Operating Costs and Expenses Excluding Construction Costs	570,298	339,559	(40.5)
Construction Costs	99,119	30,267	(69.5)
Total Operating Costs & Expenses	669,417	369,826	(44.8)
Figures in pesos at the average exchange rate Ps.20.3407 = US$1.00 A total of Ps.186.9 million in costs were reimbursed through the CARES ACT in 1Q21

During 1Q21, total Operating Costs and Expenses at LMM Airport declined 44.8% YoY to Ps.369.8 million. Construction costs in 1Q21 declined 69.5% to Ps.30.3 million from Ps.99.1 million in 1Q20.

Excluding construction costs, operating costs and expenses decreased 40.5% YoY, or Ps.230.7 million, to Ps.339.6 million. This was mainly due to the reimbursement of Ps.186.9 million of expenses through a grant under the CARES Act. Savings of Ps.15 million in energy and Ps.7.5 million in other expenses including security, as well as Ps.3.6 million in maintenance also contributed to lower YoY costs.

Excluding a non-recurring benefit of Ps.123.7 million in 1Q20 from insurance recoveries in connection with Hurricane Maria 1Q21, costs would have declined 51.5% YoY.

Cost of Services declined 66.1% YoY, or Ps.231.0 million as explained above.

Concession Fees paid to the Puerto Rican government declined Ps.2.4 million YoY, in line with the concession agreement.

Depreciation and Amortization increased 1.4% YoY, or Ps.2.6 million, mainly reflecting the FX translation impact as the average Mexican peso exchange rate fluctuated to Ps.20.3 per dollar in 1Q21, compared to Ps.20.0 per dollar in 1Q20.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Interest Income	2,392	244	(89.8)
Interest Expense	(120,276)	(115,272)	(4.2)
Total	(117,884)	(115,028)	(2.4)
Figures in pesos at the average exchange rate Ps.20.3407 = US$1.00

During 1Q21, Puerto Rico reported a Ps.115.0 million Comprehensive Financing Loss, compared with a Ps.117.9 million loss in 1Q20, mainly reflecting the FX conversion impact in connection with the depreciation of the Mexican peso against the US dollar.

ASUR 1Q21 Page 15 of 27

On February 22, 2013, and as part of the financing of its concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100.0 million at an annual interest rate of Prime minus 0.5% payable each July 1 and January 1, and with no fixed maturity date. As of March 31, 2020, the remaining balance was US$5.3 million, including capitalized interest.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar also contracted a line of revolving credit. On April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes. In December 2020, Aerostar entered into a revolving line of credit with Banco Popular de Puerto Rico in the amount of US$20.0 million, with a three-year term. Funds have not yet been withdrawn.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Total Revenue	873,947	727,129	(16.8)
Total Revenues Excluding Construction Revenues	774,828	696,862	(10.1)
Other Revenues	123,741		n/a
Operating Profit	328,271	357,303	8.8
Operating Margin	37.6%	49.1%	1158 bps
Adjusted Operating Margin[1]	42.4%	51.3%	891 bps
Net Income	201,413	232,731	15.5
EBITDA	511,921	356,681	(30.3)
EBITDA Margin	58.6%	49.1%	(952 bps)
Adjusted EBITDA Margin[2]	66.1%	51.2%	(1489 bps)
Figures in pesos at the average exchange rate Ps.20.3407 = US$1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 1Q21 was Ps.357.3 million resulting in an Operating Margin of 49.1%, compared with operating profit of Ps.328.3 million and an operating margin of 37.6% in 1Q20. During 1Q21, Puerto Rico benefited from a Ps.186.9 million reimbursement of expenses from a grant under the CARES Act due to the sharp contraction in passenger traffic from the impact of COVID-19.

EBITDA declined 30.3% to Ps.356.7 million in 1Q21 compared with Ps.511.9 million in 1Q20. EBITDA Margin declined to 49.1% from 58.6% in 1Q20, while the Adjusted EBITDA Margin (which excludes IFRIC 12) declined to 51.2% in 1Q21 from 66.1% in 1Q20.

On a comparable basis and excluding the above-mentioned insurance recovery in 1Q21, EBITDA for the quarter would have declined 8.0% YoY, and the Adjusted EBITDA margin for 1Q20 would have been 50.1%.

Puerto Rico Capital Expenditures

During 1Q21, Aerostar made capital investments of Ps.30.9 million compared with investments of Ps.113.7 million in 1Q20.

ASUR 1Q21 Page 16 of 27

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-month periods ended March 31, 2020 and 2021.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2021: i) the recognition of a net intangible asset of Ps.1,228.0 million, ii) goodwill of Ps.1,603.5 million, iii) deferred taxes of Ps.201.5 million, and iv) Ps.556.4 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Total Passenger	2,728	1,911	(29.9)

Total Revenues	457,844	262,652	(42.6)
Aeronautical Services	315,178	176,699	(43.9)
Non-Aeronautical Services	141,508	83,884	(40.7)
Construction Revenues [1]	1,158	2,069	78.7
Total Revenues Excluding Construction Revenues	456,686	260,583	(42.9)
Total Commercial Revenues	141,553	83,191	(41.2)
Total Commercial Revenues per Passenger	51.9	43.5	(16.2)
Figures in pesos at an average exchange rate of COP174.604 = Ps.1.00 Mexican pesos.
For purpose of this table, approximately 57.9 and 53.4 thousand transit and general aviation passengers are included in 1Q20 and 1Q21.

Colombia Revenues

Total Colombia Revenues for 1Q21 declined 42.6% YoY to Ps.267.2 million. Excluding construction services, revenues decreased 42.9%, reflecting reductions of 40.7% in revenues from non-aeronautical services, mainly the 41.2% decline in commercial revenues and the 43.9% drop in revenues from aeronautical services, both resulting from the 30.4% decline in passenger traffic due to COVID-19. This compares with YoY declines in revenues excluding construction services of 56.1% and 87.3% reported 4Q20 and 3Q20, respectively.

Commercial Revenues per Passenger was Ps.43.5 compared with Ps.51.9 in 1Q20.

As shown in Table 21, during the last twelve months, 13 new commercial spaces were opened in Colombia. More details of these openings can be found on page 23 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

ASUR 1Q21 Page 17 of 27

Table 20: Colombia Commercial Revenue Performance		Table 21: Colombia Summary Retail and Other Commercial Space Opened since March 31, 2020
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q21
Duty free	(74.1%)	Banking and Currency Exchange Services	1
Retail	(44.4%)	Teleservices	2
Car rental	(28.5%)	Other Revenue	10
Banks and foreign exchange	(31.9%)
Advertising	(58.4%)
Teleservices	(12.2%)
Ground Transportation	(85.7%)	Total Commercial Spaces	13
Food and beverage	(48.2%)
Car parking	(48.6%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Others revenues	(31.2%)
Total Commercial Revenues	(41.2%)

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Cost of Services	103,494	99,398	(4.0)
Technical Assistance	1,489	1,837	23.4
Concession Fees	88,911	49,594	(44.2)
Depreciation and Amortization	117,207	114,975	(1.9)
Operating Costs and Expenses Excluding Construction Costs	311,101	265,804	(14.6)
Construction Costs	1,158	2,069	78.7
Total Operating Costs & Expenses	312,259	267,873	(14.2)
Figures in pesos at an average exchange rate of COP174.604 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia declined 14.2% YoY to Ps.267.9 million in 1Q21. Excluding construction costs, operating costs and expenses declined 14.6% YoY to Ps.265.8 million.

Cost of Services declined 4.0% YoY, or Ps.4.1 million, mainly reflecting savings in maintenance, energy and security expenses, as well as in professional fees, as a result of COVID-19.

Construction Costs increased 78.7% YoY, or Ps.0.9 million, reflecting higher investments in complementary works to concessioned assets during the period compared to the prior year.

Concession Fees, which include fees paid to the Colombian government, declined 44.2% YoY, mainly reflecting the contraction in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined Ps.2.2 million, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Interest Income	7,846	1,866	(76.2)
Interest Expense	(60,415)	(45,266)	(25.1)
Foreign Exchange Gain (Loss), Net	(641)	(17)	(97.3)
Total	(53,210)	(43,417)	(18.4)
Figures in pesos at an average exchange rate of COP174.604 = Ps.1.00 Mexican pesos.

During 1Q21, Airplan reported a Ps.43.4 million Comprehensive Financing Loss, compared with a Ps.53.2 million loss in 1Q20. This was mainly driven by a 25.1% decline in interest expenses while interest income declined 76.2%.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and maintained a net balance of Ps.2,588.5 million as of March 31, 2021.

ASUR 1Q21 Page 18 of 27

On August 11, 2020, Airplan entered into a Ps.67.1 million loan agreement with Bancolombia with a 10-month maturity. Net balance at March 31, 2020 was Ps.26.0 million.

During 1Q21, Airplan made principal payments of Ps.20.0 million.

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2020	2021
Total Revenue	457,844	262,652	(42.6)
Total Revenues Excluding Construction Revenues	456,686	260,583	(42.9)
Operating Profit	145,585	(5,221)	n/a
Operating Margin	31.8%	-2.0%	(3379 bps)
Adjusted Operating Margin[1]	31.9%	-2.0%	(3388 bps)
Net Profit	62,753	(26,176)	n/a
EBITDA	262,792	109,754	(58.2)
EBITDA Margin	57.4%	41.8%	(1561 bps)
Adjusted EBITDA Margin[2]	57.5%	42.1%	(1542 bps)
Figures in pesos at an average exchange rate of COP174.604 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Loss of Ps.5.2 million in 1Q21 resulting from the impact of COVID-19, compared with Operating Profit of Ps.145.6 million in 1Q20. Operating Margin was negative 2.0% in 1Q21 compared to an operating margin of 31.8% in 1Q20. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was negative 2.0% in 1Q21, compared to 31.9% in 1Q20.

During 1Q21, EBITDA was Ps.109.8 million with an EBITDA Margin of 41.8%. This compares with EBITDA of Ps.262.8 million in 1Q20 and EBITDA Margin of 57.4% in 1Q20.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was 42.1% in 1Q21 compared to 57.5% in 1Q20, reflecting the negative impact on revenues from COVID-19. This compares with negative Adjusted EBITDA margins of 29.1% and 91.7% reported in 4Q20 and 3Q20, respectively.

Colombia Capital Expenditures

During 1Q21, Airplan made capital investments of Ps.0.7 million, compared to Ps.1.2 million in 1Q20.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 1Q21 amounted to Ps.176.7 million.

ASUR 1Q21 Page 19 of 27

Subsequent Events

On April 7, 2021, ASUR announced the conclusion of the Extraordinary Review Process of Maximum Rates at its Mexican airports, for the period 2021 to 2023. This resulted in mandatory investments of Ps.2.5 billion for 2021, Ps.1.4 billion in 2022 and Ps.0.4 billion in 2023, as well as revised Maximum Rates applicable per workload unit for the three periods.

On April 12, 2021 ASUR filed its 20-F with the SEC and the “Circular Única” with the BMV for fiscal year 2020.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

ASUR 1Q21 Page 20 of 27

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Invex Casa de Bolsa, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Santander Investment, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 1Q21 Page 21 of 27

ASUR 1Q21 Page 22 of 27

(Pag. 1/1)

Business Name	Type	Opening Date
MEXICO		
Cancun		
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Experiencias xcaret	Other Revenue	March 2021
Mérida		
Avasa Turismo Internacional SA de CV	Car Rental	September 2020
Click mobility (Alamo)	Car Rental	January 2021
Oaxaca		
Avasa Turismo Internacional SA de CV	Car Rental	July 2020
SAN JUAN, PUERTO RICO		
CMT Laboratories	Other Revenue	February 2021
COLOMBIA		
Rionegro		
Servicios profesionales para vehiculos S.A.S	Other Revenue	October 2020
Olaya Herrera		
Sapia ci SAS	Other Revenue	April 2020
Arbelaez Arango Ricardo	Other Revenue	August 2020
Manchola Franco Juan Camilo	Other Revenue	August 2020
Actividades varias S.A.	Other Revenue	August 2020
Taller aeropartes latinoamerica S.A.S	Other Revenue	September 2020
Greenland investiments S.A.S	Other Revenue	September 2020
Distribuidora de vinos y licores S.A.S.	Other Revenue	September 2020
Colombia Telecomunicaciones S.A. ESP (ANTES TELECOM)	Teleservices	October 2020
Energizar S.A	Other Revenue	October 2020
Davivienda S.A	Banks and foreign exchange	December 2020
Viveros Montoya Juan David	Other Revenue	December 2020
Corozal		
Colombia Telecomunicaciones S.A. ESP (ANTES TELECOM)	Teleservices	October 2020

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q21 Page 23 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of Mexican Pesos

Item	1Q 2020	1Q20 Per Workload Unit	1Q 2021	1Q21 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico						
Cancun [1]						
Aeronautical Revenues	1,059,818	175.4	744,414	188.9	(29.8)	7.7
Non-Aeronautical Revenues	1,110,171	183.7	667,877	169.5	(39.8)	(7.7)
Construction Services Revenues	21,680	3.6	53,757	13.6	148.0	277.8
Total Revenues	**2,191,669**	**362.7**	**1,466,048**	**372.0**	**(33.1)**	**2.6**
Operating Profit	1,415,072	234.2	791,926	200.9	(44.0)	(14.2)
EBITDA	1,534,523	254.0	916,119	232.5	(40.3)	(8.5)
Merida						
Aeronautical Revenues	133,020	189.8	79,843	200.6	(40.0)	5.7
Non-Aeronautical Revenues	34,589	49.3	25,543	64.2	(26.2)	30.2
Construction Services Revenues	35,861	51.2	39,490	99.2	10.1	93.8
Other [2]	16	-	16	-	-	n/a
Total Revenues	**203,486**	**290.3**	**144,892**	**364.0**	**(28.8)**	**25.4**
Operating Profit	117,941	168.2	31,832	80.0	(73.0)	(52.4)
EBITDA	130,222	185.8	44,549	111.9	(65.8)	(39.8)
Villahermosa						
Aeronautical Revenues	57,478	199.6	41,506	208.6	(27.8)	4.5
Non-Aeronautical Revenues	14,396	50.0	9,242	46.4	(35.8)	(7.2)
Construction Services Revenues	13,750	47.7	8,863	44.5	(35.5)	(6.7)
Other [2]	24	0.1	23	0.1	(4.2)	-
Total Revenues	**85,648**	**297.4**	**18,128**	**91.0**	**(78.8)**	**(69.4)**
Operating Profit	34,916	121.2	16,494	82.9	(52.8)	(31.6)
EBITDA	42,725	148.4	24,633	123.8	(42.3)	(16.6)
Other Airports [3]						
Aeronautical Revenues	236,988	204.1	151,192	218.2	(36.2)	6.9
Non-Aeronautical Revenues	46,593	40.1	29,559	42.7	(36.6)	6.5
Construction Services Revenues	60,861	52.4	58,643	84.6	(3.6)	61.5
Other [2]	71	0.1	61	0.1	(14.1)	-
Total Revenues	**344,513**	**296.7**	**239,455**	**345.6**	**(30.5)**	**16.5**
Operating Profit	131,093	112.9	39,134	56.5	(70.1)	(50.0)
EBITDA	168,376	145.0	80,272	115.8	(52.3)	(20.1)
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	380,091	n/a	301,964	n/a	(20.6)	n/a
Total Revenues	**380,091**	**n/a**	**301,964**	**n/a**	**(20.6)**	**n/a**
Operating Profit	91,240	n/a	56,049	n/a	(38.6)	n/a
EBITDA	92,971	n/a	60,537	n/a	(34.9)	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(380,201)	n/a	(302,065)	n/a	(20.6)	n/a
Total Mexico						
Aeronautical Revenues	1,487,304	181.6	1,016,955	194.4	(31.6)	7.0
Non-Aeronautical Revenues	1,205,749	147.2	732,221	140.0	(39.3)	(4.9)
Construction Services Revenues	132,152	16.1	160,753	30.7	21.6	90.7
Total Revenues	**2,825,205**	**344.9**	**1,909,929**	**365.1**	**(32.4)**	**5.9**
Operating Profit	1,790,262	218.5	935,435	178.8	(47.7)	(18.2)
EBITDA	1,968,817	240.3	1,126,110	215.3	(42.8)	(10.4)
San Juan Puerto Rico, US [5]						
Aeronautical Revenues	493,590	n/a	462,024	n/a	(6.4)	n/a
Non-Aeronautical Revenues	281,238	n/a	234,838	n/a	(16.5)	n/a
Construction Services Revenues	99,119	n/a	30,267	n/a	(69.5)	n/a
Total Revenues	**873,947**	**n/a**	**727,129**	**n/a**	**(16.8)**	**n/a**
Operating Profit	328,271	n/a	357,303	n/a	8.8	n/a
EBITDA	511,921	n/a	365,574	n/a	(28.6)	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment		n/a		n/a	n/a	n/a
Colombia [6]						
Aeronautical Revenues	315,178	n/a	176,699	n/a	(43.9)	n/a
Non-Aeronautical Revenues	141,508	n/a	83,884	n/a	(40.7)	n/a
Construction Services Revenues	1,158	n/a	2,069	n/a	78.7	n/a
Total Revenues	**457,844**	**n/a**	**262,652**	**n/a**	**(42.6)**	**n/a**
Operating Profit	145,585	n/a	(5,221)	n/a	(103.6)	n/a
EBITDA	262,792	n/a	109,754	n/a	(58.2)	n/a
Consolidation Adjustment Colombia						
Consolidation Adjustment		n/a		n/a	n/a	n/a
CONSOLIDATED ASUR						
Aeronautical Revenues	2,296,072	n/a	1,655,678	n/a	(27.9)	n/a
Non-Aeronautical Revenues	1,628,495	n/a	1,050,943	n/a	(35.5)	n/a
Construction Services Revenues	232,429	n/a	193,089	n/a	(16.9)	n/a
Total Revenues	**4,156,996**	**n/a**	**2,899,710**	**n/a**	**(30.2)**	**n/a**
Operating Profit	2,264,118	n/a	1,287,517	n/a	(43.1)	n/a
EBITDA	2,743,530	n/a	1,601,438	n/a	(41.6)	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, U.S. for 1Q21.
[6] Reflects the results of operation of Airplan, Colombia, for 1Q21.

ASUR 1Q21 Page 24 of 27

ASUR 1Q21 Page 25 of 27

ASUR 1Q21 Page 26 of 27

ASUR 1Q21 Page 27 of 27